UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JUPAI HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)

Jianda Ni

Fortune Altas Holdings Limited

High-Gold Worldwide Limited

c/o 8/F, Yinli Building

788 Guangzhong Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6026-9113

Facsimile: +86 21 6086-8856

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +852 3740-4700

January 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      This statement on Schedule 13D (the “Schedule 13D”) is an initial Schedule 13D filing on behalf of each of Mr. Jianda Ni (“Mr. Ni”), Fortune Altas Holdings Limited (“Fortune Altas”) and High-Gold Worldwide Limited (“High-Gold”) with respect to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) of Jupai Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G52141 101

1		Names of Reporting Persons Jianda Ni
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,173,600 Ordinary Shares *
	8	Shared Voting Power 19,853,538 Ordinary Shares *
	9	Sole Dispositive Power 1,173,600 Ordinary Shares *
	10	Shared Dispositive Power 19,853,538 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 21,027,138 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.6% *
14		Type of Reporting Person (See Instructions) IN

*              See Item 5.

CUSIP No.	G52141 101

1		Names of Reporting Persons Fortune Altas Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 *
	8	Shared Voting Power 19,853,538 Ordinary Shares *
	9	Sole Dispositive Power 0 *
	10	Shared Dispositive Power 19,853,538 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 19,853,538 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.0%*
14		Type of Reporting Person (See Instructions) CO

*              See Item 5.

CUSIP No.	G52141 101

1		Names of Reporting Persons High-Gold Worldwide Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 *
	8	Shared Voting Power 19,853,538 Ordinary Shares *
	9	Sole Dispositive Power 0 *
	10	Shared Dispositive Power 19,853,538 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 19,853,538 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.0%*
14		Type of Reporting Person (See Instructions) CO

*              See Item 5.

Item 1.                                 Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer.

American depositary shares of the Issuer, each representing six Ordinary Shares, are listed on the New York Stock Exchange under the symbol “JP.”

The principal executive offices of the Issuer are located at 8/F, Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China.

Item 2.                                 Identity and Background

This Schedule 13D is being filed jointly on behalf of Jianda Ni, Fortune Altas and High-Gold (collectively, the Reporting Persons, and each, a Reporting Person). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(a)-(c), (f) Mr. Ni is a citizen of People’s Republic of China. Mr. Ni is the chief executive officer and the chairman of the board of directors of the Issuer. Mr. Ni is also the sole director and shareholder of Fortune Altas and the sole director of High-Gold, Mr. Ni’s business address is c/o 8/F Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China.

Fortune Altas is a limited company incorporated under the laws of the British Virgin Islands established and wholly owned by Mr. Ni. Fortune Altas is principally engaged in investment holding and is the sole shareholder of High-Gold. The principal executive offices of Fortune Altas are located at c/o 8/F Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China.

High-Gold is a limited company incorporated under the laws of the British Virgin Islands acquired by Fortune Altas in the transactions described in Item 5 of this Schedule 13D. Mr. Ni is the sole director of High-Gold. High-Gold is principally engaged in investment holding. The principal executive offices of High-Gold are located at c/o 8/F Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship for each director, executive officer or manager, as applicable, are set forth in Schedule A hereto, for entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D, and is incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

On December 21, 2017, Fortune Altas, a wholly-owned entity of Mr. Ni, entered into a share transfer agreement with Wayford Enterprises Limited, the then sole shareholder of High-Gold and a wholly-owned entity of Mr. Zhou Xin, a director of the Issuer, pursuant to which Wayford Enterprises Limited will transfer 100% of the issued and outstanding shares in High-Gold to Fortune Altas at an aggregate price of US$56,847,297. As a result, the beneficial ownership of the entire 19,853,538 Ordinary Shares held by High-Gold will be transferred to Mr. Ni at the closing of the foregoing share transfer. This summary description does not purport to be complete, and is qualified in its entirety by the Share Transfer Agreement dated December 21, 2017, a copy of which is filed as an exhibit to this Schedule 13D.

On January 17, 2018 (the “Closing Date”), Fortune Altas acquired 100% issued and outstanding shares of High-Gold (the “Acquisition”). On the Closing Date, High-Gold held 19,853,538 Ordinary Shares of the Issuer. As a result, on the Closing Date, Fortune Altas acquired the beneficial ownership of 19,853,538 Ordinary Shares through High-Gold. As Mr. Ni remained the sole director and shareholder of Fortune Altas following the Acquisition, Mr. Ni may be deemed to have acquired beneficial ownership of 19,853,538 Ordinary Shares of the Issuer, which are held by High-Gold. Mr. Ni obtained the funds to purchase the Ordinary Shares in the Acquisition from personal loan.

Item 4                                    Purpose of Transaction

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)–(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of the Closing Date, High-Gold holds 19,853,538 Ordinary Shares of the Issuer, which represent approximately 10.0% of the total issued and outstanding Ordinary Shares. After the Acquisition, Fortune Altas acquired 100% issued and outstanding shares of High-Gold, and may be deemed to beneficially own 19,853,538 Ordinary Shares though High-Gold. As Mr. Ni remained the sole director and shareholder of Fortune Altas following the Acquisition, Mr. Ni may be deemed to have acquired beneficial ownership of 19,853,538 Ordinary Shares of the Issuer that are held by High-Gold. As a result, Mr. Ni and Fortune Altas may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 19,853,538 Ordinary Shares held by High-Gold.

As of the Closing Date, 666,666 Ordinary Shares are issuable to Mr. Ni upon his exercise of options or vesting of restricted shares within 60 days after the Closing Date.  Therefore, Mr. Ni’s beneficial ownership in the Issuer equaled 21,027,138 Ordinary Shares, representing approximately 10.6% of the total issued and outstanding Ordinary Shares. 21,027,138 Ordinary Shares beneficially owned by Mr. Ni comprise (i) 666,666 Ordinary Shares issuable to Mr. Ni upon exercise of options or vesting of restricted shares within 60 days after January 17, 2018, (ii) 506,934 Ordinary Shares held by Mr. Ni, and (iii) 19,853,538 Ordinary Shares held by High-Gold, which may be deemed beneficially owned by Mr. Ni.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 198,165,311 Ordinary Shares issued and outstanding as of January 17, 2018 (excluding 10,086,306 ordinary shares issued by the Issuer to the depositary bank for bulk issuance of ADSs reserved under the Issuer’s share incentive plan and 593,466 unvested restricted shares), together with 666,666 Ordinary Shares issuable to the Reporting Persons upon exercise of options or vesting of restricted shares within 60 days after January 17, 2018.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Schedule A hereto.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A hereto has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated January 23, 2018.
Exhibit 2	Share Transfer Agreement by and between Wayford Enterprises Limited and Fortune Altas Holdings Limited, dated December 21, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2018

Jianda Ni

/s/ Jianda Ni

Fortune Altas Holdings Limited

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Director

High-Gold Worldwide Limited

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Director

SCHEDULE A

SCHEDULE A-1

Directors and Executive Officers of Fortune Altas

Name	Position with Fortune Altas	Present Principal Occupation	Business Address	Citizenship
Jianda Ni	Director	Chief Executive Officer and Chairman of the Board of the Issuer	c/o 8/F, Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China	People’s Republic of China

SCHEDULE A-2

Directors and Executive Officers of High-Gold

Name	Position with High-Gold	Present Principal Occupation	Business Address	Citizenship
Jianda Ni	Director	Chief Executive Officer and Chairman of the Board of the Issuer	c/o 8/F, Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China	People’s Republic of China